UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 8)*

Clearwire Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

18538Q105
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler LLP
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 18538Q105

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	0*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	0*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 0.0%*

14.		Type of Reporting Person (See Instructions): IA, IN

* As of July 9, 2013, the date of the event which requires the filing of this statement, certain funds and managed accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), held no shares of common stock, par value $0.0001 per share (the “Common Stock”), of Clearwire Corporation, a Delaware corporation (the “Company”).  The Reporting Person, through one or more intermediate entities, possessed the sole power to vote and the sole power to direct the disposition of the Common Stock of the Company previously held by the Funds.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       As of July 9, 2013, the date of the event which requires the filing of this statement (the “Reporting Date”), certain funds and managed accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), held no shares of common stock, par value $0.0001 per share (the “Common Stock”), of Clearwire Corporation, a Delaware corporation (the “Company”).  The Reporting Person, through one or more intermediate entities, possessed the sole power to vote and the sole power to direct the disposition of the Common Stock of the Company previously held by the Funds.

       Other than as set forth in this Schedule 13D amendment, there were no transactions effected in the shares of Common Stock, or securities convertible into, exercisable for or exchangeable for the shares of Common Stock, by the Reporting Person, during the period commencing sixty (60) days prior to the Reporting Date, and ending on the date of the filing of this Schedule 13D amendment.

       On the Reporting Date, a merger of the Company was closed and the Reporting Person’s interest in its shares of Common Stock of the Company were cancelled in exchange for the merger consideration of $5.00 per share of Common Stock.

       As of the Reporting Date, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

MOUNT KELLETT CAPITAL MANAGEMENT LP

By: Mount Kellett Capital Management GP LLC, its general partner

By:	/s/ Jonathan Fiorello
Jonathan Fiorello Authorized Signatory

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).